FEDERATED HERMES PROJECT AND TRADE FINANCE TENDER FUND

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

May 16, 2023

EDGAR Operations Branch
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

RE:	FEDERATED HERMES PROJECT AND TRADE FINANCE TENDER FUND (the “Fund” or “Registrant”)

1933 Act File No. 333-271199
1940 Act File No. 811-23174

Dear Sir or Madam:

In accordance with Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”) on behalf of the Registrant, I hereby submit this application for withdrawal of the Registrant’s delaying amendment filed on April 12, 2023, under Accession Number 0001623632-23-000471 (the “Delaying Amendment”).

The Delaying Amendment was filed with respect to the Registrant’s Registration Statement on Form N-2 filed with the Securities and Exchange Commission (the “Commission”) on April 10, 2023, under Accession Number 0001623632-23-000462 (the “N-2 Registration Statement”). The Delaying Amendment had amended the Registrant’s N-2 Registration Statement to delay its effective date until the Registrant filed a further amendment that specifically stated that the N-2 Registration Statement shall thereafter become effective in accordance with Section 8(a) of the 1933 Act, or until the Registration Statement had become effective on such date as the Commission, acting pursuant to Section 8(a), had determined. Please note that the Registrant will file a separate application for the withdrawal of its N-2 Registration Statement.

The Registrant is making this application for withdrawal of the Delaying Amendment because Federated Investment Management Company, the investment adviser to the Registrant, has determined that an alternative approach to addressing an administrative oversight resulting in the sale of certain unregistered shares of the Fund will be pursued. The N-2 Registration Statement included a public rescission offer to shareholders that purchased the unregistered shares. The alternative approach will be pursued on a private basis outside of the Fund and will allow such shareholders to be compensated in a manner similar to the rescission offer.

It is our opinion that the withdrawal of the Delaying Amendment would be consistent with the public interest and the protection of investors.

We, therefore, respectfully request, pursuant to Rule 477 of the 1933 Act, the Commission to withdraw the above-referenced Delaying Amendment.

If you have any questions regarding this application for withdrawal, please contact Mark Thompson at (412) 288-4429 or Mark.Thompson@FederatedHermes.com.

Very truly yours,

/s/ George F. Magera
George F. Magera
Assistant Secretary